JOEL PENSLEY

Attorney at Law

211 Schoolhouse Road

Norfolk, Connecticut 06058

860-542-1122

joel@pensley.com

Admitted in New York State

July 22, 2009

Reid Hooper

Staff Attorney

United States

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Hipso Multimedia, Inc.

File No. 333-131599

Form 10-K/A for the year ended November 30, 2008

Filed June 30, 2009

Dear Mr. Hooper:

This letter relates to our telephone conversation earlier today. To reiterate, Hipso Multimedia, Inc. has retained a new auditor to re-audit the 2007 and 2008 fiscal year financial statements. The reason as explained earlier is that the financial demands of Meyler & Co. were viewed by the registrant as exorbitant particularly in view of the payments made to that firm over the past year and the refusal of Meyler & Co. to review the 10K/A filing unless the firm was paid in advance a substantial sum. Not only did Meyler & Co. withdraw its opinion but, in addition, refused to re-issue it without substantial payment.

In addition, to the extent that the registrant’s filings for the first and second quarter of fiscal 2009 are affected by the annual financial statements, the registrant may re-file them also to reflect any changes.

The registrant is preparing an 8K/A filing explaining that the new auditor is in process of re-auditing the last two fiscal years financial statements.

A member of the new auditing firm, Michael Pollack, CPA, explained to me that the firm will need until August 26th, 2009 to complete the re-audit although he hopes that, depending on the review process, he can complete the re-audit earlier.

Thus, on behalf of the registrant, I am requesting an extension to respond to your comment letter dated July 10, 2009 and assure you that all comments will be addressed in the revised filings.

In addition, you inquired about the relationship of Valtech, the registrant’s operating subsidiary, with Canvar and the tender of Valtech with the government of Slovakia. I reiterate my telephonic response that the owner of Canvar signed the relationship agreement yesterday although operations under that agreement have already begun and signing of the agreement will be published both as a press release and as an 8K filing tomorrow. In addition, Rene Arbic, President of the registrant and Valtech has just returned from Slovakia and just prior to his departure from Bratislava, Valtech submitted its bid under the Slovakian telecommunications tender. The submission of the tender will be incorporated in a press release and 8K filing.

Very truly yours,

/s/ Joel Pensley

Joel Pensley